SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.1 )

NuVasive, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

670704105
(CUSIP Number)

Ginette Depelteau
Caisse de dépôt et placement du Québec

Centre CDP Capital

1000, place Jean-Paul-Riopelle

Montréal (Québec), H2Z 2B3

Canada
Tel.: (514) 847-5901
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 15, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  Name Of Reporting Persons
  I.R.S. Identification nos. of above persons (entities only)
  Caisse de dépôt et placement du Québec
  -------------------------------------------------------------------------------------------------------------
  Check the Appropriate Box if a Member of a Group (See Instructions)
  (a) [ ]
  (b) [ ]
  -------------------------------------------------------------------------------------------------------------
  SEC USE ONLY
  -------------------------------------------------------------------------------------------------------------
  Source of Funds (See Instructions)
  WC
  -------------------------------------------------------------------------------------------------------------
  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
  -------------------------------------------------------------------------------------------------------------
  Citizenship or Place of Organization
  Montreal (Quebec) Canada
  -------------------------------------------------------------------------------------------------------------
  Sole Voting Power
  2,024,941 Common Shares
  -------------------------------------------------------------------------------------------------------------
  Shares Voting Power 0
  -------------------------------------------------------------------------------------------------------------
  Sole Dispositive Power
  2,024,941 Common Shares
  -------------------------------------------------------------------------------------------------------------
  Shares Dispositive Power 0
  -------------------------------------------------------------------------------------------------------------
  Aggregate Amount Beneficially Owned by Each Reporting Person
  2,024,941 Common Shares
  -------------------------------------------------------------------------------------------------------------
  Check if the Aggregate Amount In Row (11) Excludes Certain Shares
  (See Instructions) [ ]
  -------------------------------------------------------------------------------------------------------------
  Percent of Class Represented by Amount in Row (11)
  8.68%
  -------------------------------------------------------------------------------------------------------------
  Type of Reporting Person (See Instructions)
  CO
  -------------------------------------------------------------------------------------------------------------

Item 1. Security and Issuer

This Statement on Schedule 13D/A relates to the Common Stock, par value $0.001 per share (the "Shares") of Nuvasive Inc., a Delaware corporation ("the Company"). The principal executive offices of the Company are located at 10065 Old Grove Road, San Diego, California.

Item 2. Identity and Background.

(a) - (f). This statement is filed by Caisse de dépôt et placement du Québec, a legal person without share capital and a mandatary of the Province de Québec ("Caisse").

The principal business of Caisse is to receive on deposit and manage funds deposited by agencies and instrumentalities of the Province de Québec. The principal place of business of Caisse is Centre CDP Capital, 1000 place Jean-Paul-Riopelle, Montréal, Québec H2Z 2B3, Canada.

The names of the directors and executive officers of Caisse, their business addresses, their present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted other than Caisse are set forth in Exhibit 1, attached hereto and expressly incorporated herein by this reference.

During the past five years, neither Caisse nor any of the persons listed in Exhibit 1 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The securities described in this Schedule were acquired by Caisse with funds received from public and private pension funds entrusted to Caisse for investment purposes.

Item 4. Purpose of Transaction.

Item 4 is amended as follow:

On May 13, 2004, the Company announced the pricing of its initial public offering of 6,500,000 shares of common stock at the price of $11, 00 per share. (the "Public Offering")

A registrations statement relating to these securities was declared effective by the Securities Exchange Commission on May 12, 2004.

Before the Public Offering, Caisse had acquired the following securities:

  12 500 common shares

Immediately following the closing of the Public Offering of the company's Shares, each outstanding shares of common stock held by Caisse prior to the Public Offering was automatically converted into the company's Common Stock using a ratio of 2.5 : 1 so that the 12,500 common shares of Caisse became 5000 Shares.

  2,766,799 shares of Series D Preferred Stock of the Company convertible into 0.4 share of Common Stock.
  1,627,738 shares of Series D Preferred Stock of the Company convertible into 0.4 share of Common Stock.

Immediately following the closing of the Public Offering of the company's Shares, all outstanding shares of Preferred Stock were automatically converted into shares of the company's Common Stock representing respectively 1,106,720 Shares and 651,095 Shares.

Caisse also held:

  529,645 warrant which was immediately exercised for 199,821 Shares of Common stock upon the closing of the Public Offering of the company's Shares
  43,695 warrant which was immediately exercised for 16,485 Shares of Common stock upon the closing of the Public Offering of the company's Shares
  121,450 warrant which was immediately exercised for 45,820 Shares of Common stock upon the closing of the Public Offering of the company's Shares

Item 5. Interest in Securities of the Issuer.

Item 5 is amended as follow:

  As a result of the transactions described above, as of the date of the filing of this Schedule 13D, Caisse owns 2,024,941 Shares representing 8,68 % of the Shares outstanding pursuant to most recently available filing with the Commission.

  The beneficial ownership of Caisse by the individuals named in item 2 is set forth to the best of Caisse's knowledge in Exhibit E attached, when applicable.

  Caisse has the power to vote and to dispose of the Shares it owns.
  Not applicable
  Except as set forth in this Schedule 13D, no person is known by Caisse to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Company beneficially owned by Caisse.
  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Caisse and, to the best of its knowledge, the individuals named in Item 2, have no contracts, arrangements, understandings or relationships with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits.

Exhibit 1: List of Executive Officers and Directors of Caisse

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information set forth in this statement is true, complete and correct.

Dated July 30, 2004

CAISSE DE DEPOT ET PLACEMENT DU QUEBEC,

By: /s/

Name: Ginette Depelteau

Title: Vice-president and Corporate Secretary

EXHIBIT 1

LIST OF EXECUTIVE OFFICERS AND DIRECTORS
OF Caisse de dépôt et placement du Québec

DIRECTORS	BUSINESS ADDRESS	PRINCIPAL OCCUPATION
Henri-Paul Rousseau	Caisse de dépôt et placement du Québec 1000, place Jean-Paul-Riopelle Montréal (Québec) H2Z 2B3	Chairman and Chief Executive Officer
Guy Morneau	Régie des rentes du Québec 2600, boul. Laurier, bureau 546 Québec (Québec) G1V 4T3	Chairman of the Board and President
Jean-Claude Bachand	Fraser Milner Casgrain 1, Place Ville-Marie Bureau 3900 Montréal (Québec) H3B 4M7	Lawyer
Bernard Bonin	745, Hot Springs Way Ottawa (Ontario) K1V 1W8
Claudette Carbonneau	Confédération des syndicats nationaux 1601, Delorimier Montréal (Québec) H2K 4M5	President
Steven Cummings	Placements Waxwell Cummings & Fils Ltée 4115, Sherbrooke West, Suite 600 Westmount (Québec) H3Z 1B1	President
Alban D'Amours	Mouvement des caisses Desjardins 100, avenue des Commandeurs Lévis (Québec) G6V 7N5	President
Sylvie Dillard	Fonds québécois de la recherche sur la nature et les technologies 140, Grande-Allée Est, Bureau 450 Québec (Québec) G1R 5M8	Member and President of the board and Chief Executive Officer
Yves Filion	Hydro-Québec Distribution 75, boul. René-Lévesque Ouest Montréal (Québec) H2Z 1A4	President
Gilles Godbout	Ministère des Finances 12, rue St-Louis Québec (Québec) G1R 5L3	Deputy Minister, Finance, Economy and Research
Henri Massé	Fédération des travailleurs et travailleuses du Québec 545, boul. Crémazie Est Montréal, (Québec) H2M 2V1	President
Nicole Trudeau	Commission municipale du Québec 500, René-Lévesque Blvd. West Suite 24.200 Montréal (Québec) H2Z 1W7	Vice-President
Duc Vu	Commission administrative des régimes de retraite et d'assurances 475, St-Amable Québec (Québec) G1R 5X3	President
John T. Wall	6601, Radnor Road Bethesda, Maryland 20817 USA

OFFICERS	BUSINESS ADDRESS	PRINCIPAL OCCUPATION
Henri-Paul Rousseau	Caisse de dépôt et placement du Québec 1000, place Jean-Paul-Riopelle Montréal (Québec) H2Z 2B3	Chairman and Chief Executive Officer
François Grenier	Same	Executive Vice-President, Equity Markets
Denis Senécal	Same	Executive Vice-President, Fixed Income
Christian Pestre	Same	Executive Vice-President, Absolute Return
Normand Provost	Same	Executive Vice-President, Private Equity and President, Capital d'Amérique CDPQ inc.
Fernand Perreault	Same	President, CDP Capital - Real Estate Group and Executive Vice-President, CDP Capital
Richard Guay	Same	Executive Vice-President, Risk Management and Depositors' Accounts Management, CDP Capital
Ghislain Parent	Same	Executive Vice-President, Finance, Treasury and Strategic Initiatives
Robert Desnoyers	Same	Executive Vice-President, Human Resources and Organisational Development
VP Pham	Same	Executive Vice-President, Information Technology and Investments Administration
Suzanne Masson	Same	Executive Vice-President, Institutional Affairs
Ginette Depelteau	Same	Vice-President and Corporate Secretary